Exhibit 6

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s 2018 Annual Report. To the extent the information in this section is inconsistent with the information contained in the 2018 Annual Report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2018 Annual Report.

Republic of Colombia

Government and Political Parties

National development plans are published every four years and act as a framework for the Government’s goals, programs and investment plans. The National Development Plan 2018—2022 (the “2018-2022 Plan”), approved on May 25, 2019, is focused on consolidating advances in the Republic’s social advances and improvements. The 2018-2022 Plan is based on three main pillars: (i) rule of law, (ii) entrepreneurship and (iii) social justice.

•	Rule of Law: promotion of the rule of law, increasing security and the consolidation of peace;

•	Entrepreneurship: economic growth will be enhanced with an environment favorable to the creation and consolidation of a friendly business environment; and

•	Social Justice: promotion of social mobility and increased prosperity.

The 2018-2022 Plan aims to increase local, regional and national integration as well as reduce poverty and inequality and increase employment. Approximately Ps.1.1 trillion will be invested in order to reach these objectives.

On November 30, 2017, Congress approved the final text of the draft bill which implemented the regulatory framework of the JEP (the “JEP Bill”). On August 15, 2018, the Constitutional Court declared the JEP Bill constitutional and on February 11, 2018, the Constitutional Court sent the JEP Bill to the President of the Congress and the President of the Republic for their signatures. On March 10, 2019, President Duque objected to six of the 159 articles of the JEP Bill. On April 8 and May 1, 2019, the Chamber of Representatives and the Senate, respectively, rejected the objections. On June 6, 2019, President Duque enacted the regulatory framework of the JEP into law. On December 23, 2019, 12,234 Colombians were submitted to the JEP. Of that group, 9,721 were members of the FARC, 2,429 were members of the military, 72 were agents of the state and 12 were social protesters.

Corruption Investigations

On January 12, 2017, the Fiscalia General de la Nación initiated a corruption investigation into the activities of the Brazilian construction firm Odebrecht. While the investigation is still ongoing, to date, five people have been convicted, including two former public officials. On September 14, 2018, the Superintendencia de Industria y Comercio initiated a corruption investigation into Odebrecht’s actions in relation to the adjudication of the Ruta del Sol II highway concession. On December 13, 2018, a local court disqualified Odebrecht from bidding and contracting with the Republic for a period of 10 years.

On August 6, 2019, an arbitral tribunal ruled in favor of the Colombian Infrastructure Agency (“ANI”) in a claim filed by CONSOL, a construction consortium in which Odebrecht owns a 62% stake. The arbitral tribunal decided that ANI only needed to pay CONSOL Ps. 211 billion in construction costs and not the Ps. 2.3 trillion that were claimed to be due.

Internal Security

The level of criminal activity has generally decreased since August 2002. In particular, violence by guerilla organizations has decreased. Incidents of homicide decreased from 13,343 in 2014 to 12,782 in 2015, 12,402 in

2016 and to 12,237 in 2017. In 2018, 12,293 incidents of homicide were recorded. Incidents of kidnapping decreased from 288 in 2014, 213 in 2015, 207 in 2016, 195 in 2017 and 176 in 2018. Incidents of terrorism decreased from 763 in 2014 to 443 in 2015, 224 in 2016 and 123 in 2017. In 2018, there were 152 incidents of terrorism recorded. From January to November 2019, homicides decreased by 1.2% from 11,680 to 11,539, compared to the same period in 2018. From January to November 2019, kidnappings decreased by 47.1% from 157 to 83, compared to the same period in 2018, while incidents of terrorism increased by 16.6% from 145 to 169, compared to the same period in 2018.

Over the past two decades, Colombia has implemented various measures to address the violence associated with the guerilla movements, including bilateral negotiations, enactment of legislation to protect the victims of armed conflicts, increased investment and economic development in conflict areas and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income.

On August 29, 2019, Ivan Marquez and Jesus Santrich (“Santrich”), former senior leaders of the FARC, announced that they would once again take up arms and return to conflict. On October 9, 2019, the FARC party, the successor of the guerrilla group, expelled all the guerrilla members that announced their rebellion. Several FARC dissidents, including Santrich, are requested in extradition by the United States for narcotrafficking and money laundering charges.

On September 30, 2019 the Presidential Counselor for Stabilization and Consolidation stated before a committee of Congress the Government’s continued commitment to the implementation of the peace agreements reached with the FARC. The Government has invested approximately Ps. 900 billion in projects related to the implementation of the peace agreements.

Other Domestic Initiatives

On March 6, 2018 the Government enacted Decree 437 of 2018, which establishes a public policy aimed at promoting religious tolerance and fostering religious freedom.

On April 17, 2018, the Government enacted Decree 660 of 2018, which seeks to provide comprehensive protection to all communities with the support and coordination of territorial entities. This decree was enacted within the framework of the peace agreement reached with the FARC.

On August 26, 2018, a referendum was held to decide on the implementation of certain anti-corruption measures. Seven questions were on the ballot. Although every single proposal received a 99% approval, none of the proposals met the minimum threshold of votes.

On December 28, 2018, Law No. 1943 (the “Financing Law”) was signed by President Duque. The Financing Law, which entered into force on January 1, 2019, aims to increase government revenues by approximately Ps. 7.5 trillion pesos. The Financing Law includes, among others, the following measures: (1) a new transactional tax on the sale of certain real estate; (2) a regular VAT for beer and for certain sugar drinks; (3) a 1% annual wealth tax on certain individuals for years 2019, 2020, and 2021; and (4) a tax on certain dividends at a rate of 7.5% or 15% depending on the nature of the recipient of the dividend. Further, the Financing Law strengthens the DIAN; increases the Republic’s ability to collect fiscal revenues; promotes formal employment; incentivizes large-scale investments that create more than 250 new jobs; and promotes incentives for investment in sectors of the Orange economy, including cultural and creative industries such as architecture, audiovisual arts, digital services, fashion, graphic and industrial design, handcrafts, music and software.

On October 16, 2019, Congress approved the Budget Law for the year 2020 with a total budget of Ps. 271.7 trillion, and an increase in investment of Ps. 7.3 trillion.

On October 16, 2019, the Financing Law was declared unconstitutional by the Constitutional Court due to errors in the legislative approval process. The decision of the Constitutional Court is not retroactive and will be enforced starting January 1, 2020. On October 22, 2019, the Government presented to Congress a tax reform bill aimed at replacing the Financing Law (the “Economic Growth Law”). On December 27, 2019, the President of the Republic signed the Economic Growth Law (Law No. 2010), after it was approved by Congress. The law seeks to continue promoting economic development and creates the basis for reducing inequality gaps in the country. The Economic Growth Law includes the same provisions from the Financing Law and in addition includes four measures that seek to benefit the most vulnerable in the population: (i) a VAT refund to the 20% poorest in the population; (ii) a gradual reduction in health contributions, from 12% to 4%, by retirees who receive a minimum pension salary; (iii) incentives for companies to hire young people; and (iv) three days a year without VAT.

On November 24, 2019, President Duque signed Law No. 2111, which created the “Grupo Bicentenario,” a corporation (sociedad por acciones) linked to the Ministry of Finance. Grupo Bicentenario will serve as a financial holding entity overseeing the group of state entities that provide financial services, with the objective of expanding their portfolios, improving the quality of service, and protecting the savings and assets of Colombians.

Pact for the Construction of Peace: Culture of Legality, Coexistence, Stabilization and Victims (“2018-2022 Pact”).

The National Development Plan 2018—2022, presented and approved by Congress in May 2019, also approved the 2018-2022 Pact, which aims to build a culture of legality based on the essential relationship between security and justice for a peaceful coexistence. A budget of Ps. 37.1 trillion was approved to fund the 2018-2022 Pact. The main objectives of the 2018-2022 Pact include (i) increased investments in the municipalities most affected by violence; (ii) welfare and assistance programs focused on 1.7 million vulnerable individuals and (iii) increased efficiency in the use of resources aimed at providing reparations to approximately 1.3 million victims of the armed conflict.

Humanitarian Crisis in Venezuela

Beginning in 2017, Venezuela began to experience a severe political, economic and humanitarian crisis that has impacted the Andean Region as a whole, and Colombia in particular. The Government estimates that as of December 31, 2018, 1.2 million Venezuelans were living in Colombia in search of work, housing and food security, an increase from 0.2 million in May of 2017.

On November 23, 2018, the Department of National Planning published CONPES 3950 (“CONPES 3950”), aimed at addressing the influx of Venezuelan migrants. The action plan aims to provide health care and education to Venezuelan migrants. The plan further provides for increased attention to children and the elderly. The provision of water, food and housing is also addressed. A total of Ps. 422.8 million have been directed for these purposes.

In its report of June 2019, (the “2019 Report”) the Comite Consultivo de la Regla Fiscal (the “Fiscal Rule Advisory Council”) recommended that the Government budget an additional deficit of 0.5%, 0.4%, 0.3%, 0.2% and 0.1% of GDP for 2019, 2020, 2021, 2022 and 2023, respectively, in order to address the influx of Venezuelan migrants. During the first eight months of 2019, Colombia received $96 million in foreign aid to address the Venezuelan migrant crisis.

On January 23, 2019, the Government of Colombia recognized and expressed its full support to the President of the National Assembly, Juan Guaidó, who was designated by the Venezuelan National Assembly as interim president of the Bolivarian Republic of Venezuela. Additionally, the Government ratified the decision to continue to strongly support the recovery of democracy in Venezuela. Colombia is a member of the Lima Group, a group of 14 western hemisphere nations that has recognized the Guaidó administration and is proposing efforts to reinstall democracy in Venezuela.

Economy

Gross domestic product

Real GDP grew by 4.7%, 3.0% and 2.1% in 2014, 2015 and 2016, respectively, and, based on preliminary figures, by 1.4% in 2017 and 2.7% in 2018. According to preliminary figures, real GDP grew 3.2%, 3.0%, and 3.3% respectively, during the first, second and third quarters of 2019, compared to the same quarters in 2018.

The services sector has traditionally been the largest sector of the Colombian economy. In 2018, the services sector increased by 2.5% in real terms and represented 56.2% of GDP. The manufacturing sector increased by 3.0% in real terms in 2018 and represented approximately 12.1% of GDP in 2018. Agriculture, livestock, fishing, forestry and hunting have also traditionally played an important role in the Colombian economy. Production in this sector increased by 1.4% in real terms in 2018, and the sector accounted for 6.2% of GDP in 2018. Construction activity increased by 3.0% in real terms in 2018 and accounted for 7.0% of GDP in 2018. Mining and quarrying (including oil) increased by 0.3% in real terms in 2018 and represented 5.1% of GDP in 2018. Electricity, gas and water grew by 3.0% in real terms in 2018 and represented 3.0% of GDP in 2018.

According to preliminary figures, for the nine months ended September 30, 2019, the agriculture, livestock, fishing, forestry and hunting sector increased by 2.6%; the manufacturing sector increased by 1.5%; the mining and quarrying sector increased by 1.0%; the construction sector decreased by 2.6%; and the electricity, gas and water sector increased by 2.8%, compared to the same period in 2018.

Impact of Oil Prices

The mining and quarrying sector (including oil) is a significant contributor to the Colombian economy and a principal source of exports. The mining and quarrying sector decreased by 1.3%, 1.1% and 2.9% in real terms in 2014, 2015 and 2016, respectively. According to preliminary figures, the mining and quarrying sector contracted by 5.7% in real terms in 2017 and 0.2% in real terms in 2018. According to preliminary figures, during 2019, the mining and quarrying sector grew by 5.3% during the first quarter; 1.2% during the second quarter and 1.0% during the third quarter. Oil and its derivatives accounted for 52.8% of total exports in 2014, 40.4% in 2015, 34.0% in 2016, 34.5% in 2017 and 40.1% in 2018.

Principal Sectors of the Economy

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. According to statistics compiled by DANE, the mining and quarrying sector as a whole (including the petroleum industry) accounted for approximately 5.1% of GDP in 2018 compared to 5.2% in 2017. Mining and quarrying sector production decreased in 2018 by 0.2% compared to a decrease of 5.7% in 2017. According to preliminary figures, in 2019, the mining and quarrying sector grew by 5.3% in the first quarter; 1.2% in the second quarter and 1.0% during the third quarter.

Services

The services sector accounted for 57.5% of GDP in 2018 and grew by 5.4%, 3.6%, 2.4%, 2.6% and 3.4% in in real terms in 2014, 2015, 2016, 2017 and 2018, respectively.

In the fourth quarter of 2018, the number of internet broadband connections exceeded the target, reaching a total of 32.7 million broadband subscribers, a 7.9% increase from the same quarter in 2017.

Role of the State in the Economy

In 2018, the most important state-owned non-financial companies included Ecopetrol S.A., Medellín’s urban transit system (the “Medellín Metro”) and the energy transmission company ISA.

Employment and Labor

The following table presents national monthly average rates of unemployment from January 2014 through November 2019, according to the methodology adopted by DANE:

National Monthly Unemployment Rates(1)

	2014	2015	2016	2017	2018	2019
January	11.1%	10.8%	11.9%	11.7%	11.8%	12.8%
February	10.7	9.9	10.0	10.5	10.8	11.8
March	9.7	8.9	10.1	9.7	9.4	10.8
April	9.0	9.5	9.0	8.9	9.5	10.3
May	8.8	8.9	8.8	9.4	9.7	10.5
June	9.2	8.2	8.9	8.7	9.1	9.4
July	9.3	8.8	9.8	9.7	9.7	10.7
August	8.9	9.1	9.0	9.1	9.2	10.8
September	8.4	9.0	8.5	9.2	9.5	10.2
October	7.9	8.2	8.3	8.6	9.1	9.8
November	7.7	7.3	7.5	8.4	8.8	9.3
December	8.7	8.6	8.7	8.6	9.7	—

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents national quarterly average rates of employment by gender for the periods indicated:

National Quarterly Employment Rates by Gender

	2014		2015		2016		2017		2018		2019
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
First Quarter	45.3%	68.3%	46.3%	69.2%	46.4%	68.6%	46.0%	68.5%	45.3%	68.0%	45.1%	67.4%
Second Quarter	47.8%	69.2%	48.7%	69.9%	48.4%	69.2%	48.7%	69.6%	47.7%	69.2%	46.0%	67.6%
Third Quarter	48.1%	69.5%	48.4%	69.4%	47.7%	69.4%	47.5%	69.3%	47.3%	69.2%	45.6%	67.3%
Fourth Quarter	49.2%	71.6%	49.7%	72.0%	49.5%	71.1%	48.9%	70.2%	47.6%	69.9%	—	—

Source: DANE.

The following tables present the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.4%	15.6%	16.6%	16.4%
Mining and quarrying	1.0%	1.1%	1.1%	0.7%
Manufacturing	11.8%	12.3%	11.6%	12.3%
Electricity, gas and water supply	0.6%	0.6%	0.5%	0.6%
Construction	5.9%	5.9%	5.9%	6.5%
Retail, hotels and restaurants	27.7%	27.2%	27.0%	27.2%
Transport, storage and communications	8.6%	8.3%	8.1%	8.3%
Financial intermediation	1.4%	1.3%	1.5%	1.2%
Real estate, renting and business activities	6.9%	7.2%	7.6%	7.4%
Community, social and personal services	19.7%	20.6%	20.1%	19.3%
Total	100.0%	100.0%	100.0%	100.0%

	2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.3%	15.4%	15.9%	16.8%
Mining and quarrying	0.8%	1.0%	1.1%	0.8%
Manufacturing	12.2%	12.2%	11.2%	11.8%
Electricity, gas and water supply	0.6%	0.5%	0.5%	0.5%
Construction	6.4%	6.1%	6.3%	6.2%
Retail, hotels and restaurants	27.4%	27.1%	27.8%	27.5%
Transport, storage and communications	8.5%	8.4%	8.1%	7.7%
Financial intermediation	1.4%	1.3%	1.4%	1.3%
Real estate, renting and business activities	7.4%	7.7%	7.5%	7.8%
Community, social and personal services	19.0%	20.2%	20.2%	19.6%
Total	100.0%	100.0%	100.0%	100.0%

	2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.0%	15.8%	16.3%	16.3%
Mining and quarrying	0.9%	0.9%	1.0%	0.6%
Manufacturing	11.0%	11.6%	11.3%	12.1%
Electricity, gas and water supply	0.6%	0.5%	0.4%	0.6%
Construction	6.4%	6.4%	6.2%	6.2%
Retail, hotels and restaurants	28.2%	27.6%	27.9%	27.8%
Transport, storage and communications	8.5%	8.0%	7.9%	7.7%
Financial intermediation	1.5%	1.4%	1.5%	1.5%
Real estate, renting and business activities	7.7%	7.9%	7.8%	8.1%
Community, social and personal services	19.3%	19.8%	19.6%	19.2%
Total	100.0%	100.0%	100.0%	100.0%

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.2%	16.4%	16.9%	17.1%
Mining and quarrying	0.8%	1.0%	1.0%	0.6%
Manufacturing	11.5%	12.2%	11.2%	12.2%
Electricity, gas and water supply	0.5%	0.5%	0.5%	0.5%
Construction	6.1%	6.0%	6.1%	6.3%
Retail, hotels and restaurants	27.8%	26.6%	27.1%	27.2%
Transport, storage and communications	8.5%	8.1%	7.9%	7.9%
Financial intermediation	1.4%	1.4%	1.4%	1.3%
Real estate, renting and business activities	8.1%	8.1%	8.3%	8.3%
Community, social and personal services	19.2%	19.8%	19.7%	18.6%
Total	100.0%	100.0%	100.0%	100.0%

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.1%	16.1%	16.5%	17.3%
Mining and quarrying	0.9%	1.1%	1.1%	0.7%
Manufacturing	11.6%	12.1%	11.9%	12.6%
Electricity, gas and water supply	0.6%	0.6%	0.6%	0.5%
Construction	5.8%	6.0%	6.4%	6.7%
Retail, hotels and restaurants	27.5%	26.7%	27.0%	26.1%
Transport, storage and communications	8.2%	8.0%	7.9%	7.8%
Financial intermediation	1.3%	1.3%	1.5%	1.4%
Real estate, renting and business activities	8.1%	7.8%	7.6%	7.8%
Community, social and personal services	19.0%	20.3%	19.6%	19.0%
Total	100.0%	100.0%	100.0%	100.0%

	2019
	First Quarter	Second Quarter	Third Quarter
Agriculture, fishing, hunting and forestry	15.9%	15.2%	15.9%
Mining and quarrying	0.9%	0.9%	0.9%
Manufacturing	11.6%	12.3%	11.5%
Electricity, gas and water supply	0.6%	0.6%	0.7%
Construction	6.4%	6.5%	6.8%
Retail, hotels and restaurants	27.7%	27.2%	26.9%
Transport, storage and communications	8.2%	8.2%	7.8%
Financial intermediation	1.5%	1.5%	1.5%
Real estate, renting and business activities	7.8%	7.7%	7.7%
Community, social and personal services	19.6%	20.4%	20.4%
Total	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

Foreign Trade and Balance of Payments

Balance of Payments

In June 2014, Banco de la República adopted the sixth edition of the IMF’s Balance of Payments Manual framework and incorporated changes in balance of payments statistics from 2000 onward. The key changes from the fifth edition to the sixth edition of the IMF’s Balance of Payments Manual methodology include the reclassification of accounts within the balance of payments. On the current account side, a financial intermediation services account (FISIM) has been created and is included within the services account. The corresponding information was previously incorporated in the income line. On the capital account side, loans between affiliates (for nonfinancial sector companies), which had previously been incorporated within the loans account, are now included in the direct investment account. Furthermore, changes in the format for the presentation of information have been incorporated. Additionally, measurements of exports in the table “Balance of Payments” are different from the table “Exports (FOB) by Group of Products” and from the table “Trends in the Composition of Exports”, because these two latter tables do not incorporate special trade operations and commerce from the Free Trade Zones.

According to preliminary figures, Colombia’s current account registered a U.S. $13,005 million deficit in 2018 compared to a U.S. $10,241 million deficit in 2017. The increase in the current account deficit was mainly due to an increase in imports of goods and services.

The financial account registered a U.S. $12,640 million deficit in 2018 compared to a U.S. $9,558 million deficit in 2017. The increase in the deficit was mainly caused by a decrease in other investment accounts.

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $3,917 million for the first nine months of 2019 compared to a deficit of U.S. $3,195 million for the same period in 2018. The financial account registered a deficit of U.S. $3,219 million for the first nine months of 2019 compared to a U.S. $3,435 million deficit for the same period in 2018. The increase in the current account deficit in 2019 compared to 2018 was due to an increase in imports relative to exports.

The following table presents the balance of payments figures for the periods indicated based on the ninth edition of the IMF’s Balance of Payments Manual:

Balance of Payments(1)(2)(3)(4)

	For the Year ended December 31,					For the first nine months ended September 30,
Account	2014	2015	2016	2017	2018	2018	2019
	(in Millions of U.S. Dollars)
Current Account	(19,764)	(18,564)	(12,036)	(10,241)	(13,005)	(3,195)	(3,917)
Credit (Exports)	73,824	56,725	53,537	61,202	68,745	17,464	17,042
Debit (Imports)	93,588	75,289	65,573	71,443	81,750	20,659	20,959
Goods and Services	(11,863)	(18,267)	(12,705)	(8,447)	(8,879)	(2,273)	(3,922)
Credit (Exports)	64,055	45,998	41,834	48,238	54,048	13,761	12,850
Debit (Imports)	75,917	64,265	54,540	56,685	62,928	16,034	16,772
Goods	(4,641)	(13,479)	(9,176)	(4,470)	(5,144)	(1,067)	(2,754)
Credit (Exports)	56,899	38,572	34,063	39,777	44,440	11,475	10,365
Debit (Imports)	61,539	52,051	43,239	44,247	49,584	12,542	13,119
Services	(7,222)	(4,788)	(3,530)	(3,977)	(3,735)	(1,206)	(1,168)
Credit (Exports)	7,156	7,426	7,771	8,461	9,608	2,286	2,485
Debit (Imports)	14,378	12,214	11,301	12,438	13,344	3,492	3,653
Primary Income	(12,523)	(5,727)	(5,229)	(8,405)	(11,768)	(2,879)	(2,308)
Credit (Exports)	3,997	4,483	4,996	5,479	6,113	1,519	1,632
Debit (Imports)	16,520	10,211	10,225	13,884	17,881	4,398	3,940
Secondary Income	4,622	5,430	5,898	6,611	7,643	1,957	2,313
Credit (Exports)	5,771	6,243	6,706	7,484	8,584	2,184	2,559
Debit (Imports)	1,150	813	808	873	941	226	246

	For the Year ended December 31,					For the first nine months ended September 30,
Account	2014	2015	2016	2017	2018	2018	2019
	(in Millions of U.S. Dollars)
Financial Account	(19,292)	(18,244)	(12,273)	(9,558)	(12,567)	(3,435)	(3,219)
Direct Investment	(12,270)	(7,506)	(9,330)	(10,147)	(6,411)	(2,469)	(2,021)
Net Acquisition of Financial Assets	3,899	4,218	4,517	3,690	5,125	329	1,309
Equity and Investment Fund Share	2,935	5,283	4,975	3,386	3,654	708	1,097
Debt Instruments	963	(1,065)	(458)	304	1,471	(379)	211
Net Incurrence of Liabilities	16,169	11,724	13,848	13,837	11,535	2,799	3,330
Equity and Investment Funds Share	13,676	9,718	9,176	12,043	9,931	2,611	2,805
Debt Instruments	2,493	2,006	4,672	1,794	1,604	188	525
Portfolio Investment	(11,565)	(9,166)	(4,839)	(1,617)	1,297	536	61
Net Acquisition of Financial Assets	7,096	(475)	5,190	6,200	1,646	1,118	332
Equity and Investment Fund Share
Debt Securities	7,096	(475)	5,190	6,200	1,646	1,118	332
Net Incurrence of Liabilities	18,661	8,691	10,029	7,817	349	581	271
Equity and Investment Fund Share	1,823	640	(363)	472	(823)	(172)	(384)
Debt Securities	16,838	8,051	10,392	7,345	1,172	753	655
Financial Derivatives and Options to Purchase Shares Employees	608	1,956	(621)	365	21	152	177
Net Acquisition of Financial Assets	(323)	(223)	(794)	(169)	(473)	(5)	(29)
Net Incurrence of Liabilities	(932)	(2,179)	(173)	(534)	(494)	(156)	(206)
Other Investments	(502)	(3,943)	2,353	1,296	(8,661)	(1,822)	(1,690)
Net Acquisition of Financial Assets	1,771	540	2,879	(387)	257	(936)	(1,678)
Net Incurrence of Liabilities	2,273	4,483	526	(1,683)	8,918	886	12
Reserve Assets	4,437	415	165	545	1,187	169	254
Net Errors and Omissions	472	320	(237)	683	438	(239)	(697)
Memorandum of the Financial Account Excluding Reserve Assets	(23,729)	(18,660)	(12,438)	(10,103)	(13,754)	(3,603)	(3,473)

(1)	Data for 2019, 2018 and 2017 are preliminary and data for 2016, 2015 and 2014 are revised.
(2)

The calculation of the change in international reserves is made based on the 6th edition of the IMF Balance of Payments Manual, following the recommendation not to include in this calculation changes due to exchange rate and price valuations.

(3)	Other financial corporations are institutional units that provide financial services, and which assets and liabilities are, in general, not available in open financial markets.
(4)

Non-financial corporations are corporations whose principal activity is the production of goods or non- financial market services. This category includes legally established companies, branches or non-resident corporations, quasi-corporations, hypothetical resident land owners units and resident non-profit institutions that are market producers of goods and non-financial services.

Source: Banco de la República—Economic Studies.

Exports of goods (according to Banco de la República) increased by 10.2% in 2018 compared to 2017, principally due to a 54.9% increase in exports of nickel and a 26.6% increase in exports of oil and its derivatives. Nontraditional exports, including emeralds, increased by 2.3%, from U.S. $14,450 million in 2017 to U.S. $14,788 million in 2018. Among industry exports, the largest decreases among the categories of specifically identified export products were registered by machinery and equipment, which decreased by 7.3%, and wood and its derivatives by 13.2%. Exports of goods in 2018 totaled approximately U.S. $41,905 million, including oil and its derivatives (40.1% of total exports), coal (17.8% of total exports), coffee (5.4% of total exports), nickel (1.3% of total exports) and nontraditional exports (35.3% of total exports).

According to preliminary figures supplied by DANE and the Dirección de Impuestos y Aduanas Nacionales de Colombia (“DIAN”), exports of goods totaled U.S. $36,104 million during the first eleven months of 2019, representing a 6.6% decrease compared to the same period in 2018. Exports of oil and its derivatives decreased by 6.5%.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	2014	2015(1)	2016(1)	2017(1)	2018(1)	For the eleven months through November 2019(1)
	(percentage of total exports)
United States	25.9%	27.8%	32.1%	27.9%	25.5%	28.5%
Venezuela	3.6%	2.9%	1.9%	0.8%	0.8%	0.5%
China	10.5%	6.4%	3.7%	5.8%	10.0%	11.0%
Netherlands	3.9%	4.1%	3.8%	4.1%	2.5%	3.2%
Ecuador	3.4%	4.1%	3.8%	3.9%	4.4%	5.0%
Panama	6.6%	6.7%	6.4%	6.5%	7.0%	6.9%
Spain	5.9%	4.4%	3.6%	2.6%	2.8%	1.3%
Chile	1.8%	2.0%	2.1%	2.7%	2.8%	2.5%
Peru	2.2%	3.2%	3.3%	3.0%	2.8%	2.9%
Brazil	3.0%	3.3%	3.1%	3.6%	3.7%	3.7%
India	5.0%	1.5%	0.7%	0.7%	1.3%	0.9%
United Kingdom	2.0%	1.8%	1.5%	1.1%	1.0%	1.2%
Switzerland	0.9%	1.2%	1.2%	0.9%	0.8%	0.4%
Others	25.3%	30.5%	32.6%	36.4%	34.5%	31.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100%

Totals may differ due to rounding.

1:	Preliminary.

Sources: DANE.

Merchandise Imports by Major Trading Partners(1)

	2014	2015(2)	2016(2)	2017(2)	2018(2)	For the eleven months through November 2019(2)
	(percentage of total imports)
United States	28.5%	28.6%	21.9%	22.1%	23.9%	20.2%
Mexico	8.3%	7.2%	6.4%	6.4%	7.4%	6.1%
China	18.3%	18.5%	16.0%	16.1%	19.5%	16.8%
Panama	0.1%	0.2%	0.1%	0.1%	0.1%	0.1%
Switzerland	0.8%	0.8%	0.7%	0.8%	0.9%	0.7%
South Korea	2.3%	2.1%	1.6%	1.4%	1.5%	1.0%
Germany	4.0%	4.3%	3.2%	3.5%	4.1%	3.3%
Brazil	3.9%	3.9%	3.9%	4.3%	5.3%	4.8%
Chile	1.4%	1.4%	1.3%	1.3%	1.3%	1.0%
Japan	2.4%	2.2%	2.0%	2.3%	2.4%	1.9%
Spain	1.5%	1.7%	1.7%	1.8%	1.8%	1.6%
Uruguay	0.1%	0.1%	0.2%	0.1%	0.1%	0.1%
Ecuador	1.5%	1.5%	1.5%	1.3%	1.5%	1.3%
Others	26.9%	27.4%	39.5%	38.4%	30.1%	40.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100%

Totals may differ due to rounding.

1:	Correspond to country of purchase.
2:	Preliminary

Sources: National Directorate of Customs and Taxes.

Exports to the United States were U.S. $10.7 billion in 2018 compared to U.S. $10.6 billion in 2017. According to preliminary figures, exports to the United States were $10.3 billion for the period from January to November 2019 compared to U.S. $9.8 billion in the same period from 2018.

Exports to Panama were U.S. $2.9 billion in 2018 compared to U.S. $2.5 billion in 2017. According to preliminary figures, exports to Panama were U.S. $2.5 billion for the period from January to November 2019, compared to U.S. $2.7 billion in the same period in 2018. The decrease in exports to Panama during the first eleven months of 2019 was mainly due to lower sales of crude oil.

Exports to China were U.S. $4.2 billion in 2018 compared to U.S. $2.2 billion in 2017. According to preliminary figures, exports to China totaled U.S. $4.0 billion for the first eleven months of 2019 compared to $3.8 billion in the same period in 2018.

Colombia’s major trading partners classified by imports are the United States and China. Imports from the United States were U.S. $13.0 billion in 2018 compared to U.S. $12.0 billion in 2017. According to preliminary figures, imports from the United States were U.S. $11.0 billion for the first ten months of 2019, compared to U.S. $10.8 billion during the same period in 2018.

Imports from China totaled U.S. $10.5 billion in 2018. Imports from China for the first ten months of 2019 totaled U.S. $9.1 billion, compared to U.S. $8.7 billion during the same period in 2018.

According to preliminary figures, imports from the European Union for the first ten months of 2019 totaled $6.5 billion.

Monetary System

Financial sector

As of October 31, 2019, Colombia’s financial sector had a total gross loan portfolio of Ps. 488.2 trillion compared to Ps. 450.6 trillion as of October 31, 2018. Past due loans totaled Ps. 22.1 trillion as October 31, 2019, Ps. 22.2 trillion as of October 31, 2018, and Ps. 19.1 trillion as of October 31, 2017. Past due loans were 4.3% of total loans as of October 31, 2019, 4.9% of total loans as of October 31, 2018, and 4.5% of total loans as of October 31, 2017. Provisions as a percentage of past due loans were 125.9% as of October 31, 2019 and 127.1% as of October 31, 2018 and 126.3% as of October 31, 2017.

The aggregate net technical capital (or solvency ratio) of Colombian banks was 14.8% of risk-weighted assets as of October 31, 2019. Risk-weighted assets increased to Ps. 515,876 trillion as of October 31, 2019.

The following table shows the results of the financial sector as of and for the 12 months ended October 31, 2019:

Selected Financial Sector Indicators

(in millions of pesos as of and for

the 12 months ended October 31, 2019)

	Assets		Liabilities		Net Worth		Earnings
Banks	Ps.	670,839,620	Ps.	580,917,932	Ps.	89,921,688	Ps.	9,393,523
Non-Banking Financial Institutions(1)		35,584,116		22,697,671		12,886,445		1,747,259
Special State-Owned Institutions(2)		78,018,769		47,477,434		30,541,335		3,280,134

Total	Ps.	784,442,505	Ps.	651,093,037	Ps.	133,349,468	Ps.	14,420,917

(1)	Includes financial corporations, commercial financing companies and cooperatives.
(2)

Includes Financiera Eléctrica Nacional (“FEN”), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”), Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”).

Source: Financial Superintendency.

Interest rates and inflation

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2017 was 4.1% compared to 5.8% in 2016. The 12-month change in the CPI as of December 2018 was 3.2%. This decrease in consumer inflation was mainly attributable to a decrease in the annual increase in the prices of food (2.4%) and clothing (0.3%). As of December 31, 2019, the CPI totaled 3.8%, which increase was mainly due to an increase in the prices of food and non-alcoholic beverages (5.80%), education (5.75%) and alcoholic beverages (5.48%).

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2017 was 3.3% compared to 2016. As of December 31, 2018, the year-over-year PPI was 2.3%. The increase in the year-over-year PPI was mainly due to an increase in prices of agriculture, livestock, hunting, forestry and fishing of 4.6%. As of December 31, 2019, the year-over-year PPI was 6.1%. The increase in the year- over-year PPI was mainly due to an increase in prices of mining (9.7%) and agriculture, livestock and fishing (6.5%).

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) increased from 4.6% in 2015 to 6.8% in 2016. The average DTF for 2017 was 6.0%. The average DTF for 2018 was 4.7%. The average DTF for 2019 was 4.5%.

The following table shows changes in the CPI and the PPI and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2014	3.3	6.0	4.1
2015	5.3	5.5	4.6
2016	5.5	2.2	6.8
2017	5.0	3.3	6.0
2018
January	4.6	3.1	5.2
February	4.3	3.6	5.1
March	4.0	3.6	5.0
April	3.8	4.2	4.9
May	3.8	7.0	4.7
June	3.7	7.4	4.6
July	3.8	5.9	4.6
August	3.8	5.2	4.5
September	3.7	7.2	4.5
October	3.8	7.8	4.4
November	3.7	4.4	4.4
December	3.5	2.3	4.5
2019
January	3.5	2.7	4.6
February	3.2	3.8	4.6
March	3.3	4.7	4.6
April	3.3	5.9	4.5
May	3.3	5.3	4.5
June	3.4	3.8	4.5
July	3.8	4.6	4.5
August	3.7	5.0	4.4
September	3.8	3.8	4.5
October	3.8	2.4	4.4
November	3.8	4.0	4.4
December	3.8	6.1	4.5

1:	Percentage change over the previous 12 months at the end of each month indicated.
2:	Average for each of the years 2014-2017 and, for each indicated month in 2018 and 2019, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

On August 1, 2014, due to continued weakness in global demand and lower oil and raw material prices, Banco de la República increased the discount rate by 25 basis points to 4.25%. On September 1, 2014, Banco de la República increased the discount rate to 4.5% to combat higher seasonal inflation in entertainment services (2.8%) and transportation (3.2%) in the last quarter of the year. Through August 2015, Banco de la República maintained the interest rate at 4.5% due to a smaller increase in inflation than had been projected, lower economic growth in the United States and the Euro Zone, the risk of a greater deterioration in the Chinese economy, including the recent Yuan devaluation, low oil prices, low international demand and a possible increase in the United States interest rates by the Federal Reserve. As a result of accelerated increases in the consumer price index, from September 2015 to September 2016, Banco de la República has adjusted the discount rate eleven times from 4.50% to a high of 7.75%. These increases were made because Banco de la Republica decided to phase out its monetary stimulus due to the increase in the consumer inflation caused by higher food prices, the effects of the weather phenomenon “El Niño” and the continued weakness in global demand and lower oil and raw material prices. As of November 30, 2016, Banco de la República maintained the discount rate at 7.75% due to an expected decrease in growth of commercial partners in 2016. On December 16, 2016, Banco de la República decreased the discount rate by 25 basis points to 7.50% mainly because of a decrease in inflation and an expected downturn in global economic growth. From December 2016 to December 2019, Banco de la República adjusted the discount rate twelve times from 7.75% to a low of 4.25%. These decreases were made because of a reduction in consumer inflation since September 2016.

Foreign Exchange Rates and International Reserves

Exchange Rates

On December 31, 2019, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 3,277.14=U.S. $1.00 compared to Ps. 3,249.75=U.S. $1.00 on December 31, 2018. During the 12-month period ended December 31, 2019, the Representative Market Rate reached a high of Ps. 3,522.48=U.S. $1.00 on November 30, 2019 and a low of Ps. 3,072.01=U.S. $1.00 on February 28, 2019.

International Reserves.

As of December 31, 2013, Banco de la República’s gross international reserves stood at $43,639.3 million and by December 31, 2014, gross international reserves had increased to U.S. $47,328.1 million. As of December 31, 2015, gross international reserves decreased by U.S. $587.7 million to U.S. $46,740.4 million. As of December 31, 2016, gross international reserves decreased by U.S. $57.6 million to U.S. $46,682.8 million. As of December 31, 2017, gross international reserves increased by U.S. $954.4 million to U.S. $47,637.2 million. As of December 31, 2018, gross international reserves increased by U.S. $764.3 million to U.S. $48,401.5 million. As of December 31, 2019 gross international reserves increased by U.S. $4,772.7 million to U.S. $53,174.2 million.

In December 2011, Banco de la República decided to resume the accumulation of international reserves mainly due to three factors: (i) low interest rates in the developed economies; (ii) a decision to have a more conservative risk profile of the central bank’s portfolio; and (iii) the depreciation of the euro against the dollar by 3% in 2011. During 2012 and 2013, Banco de la República continued accumulating international reserves mainly due to the adoption of a conservative risk profile in light of the global financial crisis. In July 2014, Banco de la República decided to increase the daily amount of dollar purchases and continued accumulating international reserves, in an amount totaling $2.0 billion between July and September 2014, buying at least U.S. $30 million daily. During October 2014, Banco de la República resumed accumulating international reserves through average daily purchases of U.S.$10.0 million in competitive auctions. In November 2014, Banco de la República purchased $165.0 million in the foreign exchange market through the auction mechanism of direct purchase. From January 2014 to December 2014, Banco de la República accumulated U.S. $4.1 billion. From February 2015 to September 2018, Banco de la República did not increase its international reserves. On October 1, 2018, Banco de la República initiated a program to accumulate international reserves with an initial auction of up to U.S. $400 million. As of December 27, 2019, Banco de la República has accumulated U.S. $1,878.4 million in eight auctions.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General

Directorate of Public Credit and the National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts over foreign exchange. As October 31, 2019, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

On May 22, 2012, the Government issued Decree 1076 of 2012, which established a system to administer the “Fondo de Ahorro y Estabilización del Sistema General de Regalías”, or Savings and Stabilization Fund. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury, at its sole discretion, may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. As of October 31, 2019, transfers in dollars into the Savings and Stabilization Fund since inception totaled $3.5 billion.

Public Sector Finance

General

In 2018, the Central Government deficit was 3.1% of GDP compared to a deficit of 3.6% of GDP in 2017. The Central Government deficit for 2018 was Ps. 30,316 billion, a decrease of 9.9% from the Ps. 33,636 billion deficit registered in 2017. Central Government revenues increased by 3.6%, from Ps. 144,062 billion in 2017 to Ps. 149,292 billion in 2018, while Central Government expenditures increased by 3.4%, from Ps. 174,140 billion in 2017 to Ps. 180,116 billion in 2018. The increase in expenditures was primarily due to increases in operating and interest expenditures.

On June 13, 2019, a revised Financing Plan for 2019 as part of the Medium Term Fiscal Framework 2019-2020 was published, under which the Government plans to issue up to Ps. 35.3 trillion in internal debt and $11.5 billion in external debt for 2019. According to the Medium Term Fiscal Framework the Central Government deficit for 2019 is projected to be 2.4% of GDP, and the non-financial public sector deficit for 2019 is projected to be 2.2% of GDP.

2019 Budget

The 2019 budget became Law No. 1940 on November 26, 2018. The consolidated public sector deficit for 2019 is expected to be 1.7% of GDP (Ps. 18,026 billion) and the consolidated public sector deficit for 2020 is anticipated to be approximately 1.0% of GDP (Ps. 10,796 billion). The 2019 budget estimated a Central Government deficit of approximately 2.4% of GDP (Ps. 24,935 billion). Total consolidated non-financial public sector expenditures for 2019 are currently budgeted to reach Ps.439.8 billion, out of which Ps. 193.5 billion corresponds to expenditures by the Central Government and Ps. 246.2 billion corresponds to expenditures by public entities at the national and local level and transfers to departmental and local governments.

Under the 2019 budget, the Central Government’s revenues on a cash-flow basis are projected to total Ps. 172,570 billion (approximately 16.6% of GDP), an increase of 15.6% compared to revenues of Ps. 149,292 billion recorded in 2018. Total tax revenues are expected to grow by 9.8%, from Ps. 135,187 billion in 2018 to Ps. 148,496 billion in 2019. Income tax revenues and CREE, including withholding tax, are expected to amount to Ps. 67,400 billion in 2019, an increase of 5.2% compared to 2018 income tax revenues and CREE of Ps. 64,044 billion. Internal value-added tax and consumption tax revenues are expected to total Ps. 44,900 billion compared to Ps. 40,588 billion in 2018, an increase of 10.6%. Revenues from the tax on wealth are anticipated to amount to Ps. 890 billion, compared to Ps. 468 billion in 2018, representing an increase of 90.2%. Tariffs and external value-added tax revenues are expected to increase by 12.8% in 2019, from Ps. 20,925 billion in 2018 to Ps. 23,611 billion in 2019. Non-tax revenues are expected to amount to Ps. 24,074 billion in 2019, a 70.7% increase compared to 2018 (Ps. 14,105 billion).

The following table provides principal assumptions as of June 14, 2019:

Principal 2019 Assumptions

2019 Assumptions(1)
Gross Domestic Product
Nominal GDP (billions of pesos 2015)	1,041,529,650
Real GDP Growth	3.6%
Inflation(2)
Domestic Inflation (consumer price index)	3.2%
External Inflation(3)	2.2%
Real Devaluation at end of period	(0.4)%
Export Prices
Coffee, (ex-dock) ($/kg.)(4)	1.3
Oil ($/barrel)(5)	63
Coal ($/ton)	80.5
Gold ($/Troy oz.)(6)	955

(1)	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in June 2019.
(2)	End of period.
(3)	“External Inflation” is based on projected inflation in the United States as published in the IMF, World Economic Outlook Database, as of April 2019.
(4)	Budget assumptions based on data from Banco de la República.
(5)	Based on inputs provided by the Mining and Energy Technical Group established by the Fiscal Rule and oil futures market..
(6)	Based on projections by the General Directorate of Macroeconomic Policy.

Source: General Directorate of Macroeconomic Policy, Ministry of Finance.

The figures set forth in this “—Public Sector Finance” section represent the Government’s assumptions as of June 14, 2019, of the 2019 Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Flexible Credit Line with the IMF

On June 24, 2013, the IMF’s Executive Board approved a two-year SDR 3.87 billion successor arrangement under the Flexible Credit Line, which at June 24, 2013 was equivalent to approximately $5.84 billion. On June 17, 2015, the IMF’s executive board approved a two-year SDR 3.87 billion successor arrangement under the IMF’s Flexible Credit Line, which at June 17, 2015 was equivalent to approximately $5.45 billion. On June 13, 2016, the IMF’s Executive Board approved a successor two-year arrangement under the Flexible Credit Line in the amount of SDR 8.18 billion, approximately U.S. $11.35 billion, and canceled the previous arrangement of SDR 3.87 billion. On June 6, 2017, the IMF Board reaffirmed Colombia’s continued qualification to access US$ 11.4 billion under the Flexible Credit Line. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility. On May 25, 2018, the Executive Board of the IMF approved a successor two-year arrangement for Colombia under the FCL in an amount equivalent to SDR 7.9 billion, approximately U.S. $11.4 billion, and canceled the previous arrangement for SDR 8.2 billion. The Government has stated its intention to treat the arrangement as precautionary and does not plan to draw on the facility. On May 20, 2019, the Executive Board of the IMF completed its review of Colombia’s qualification for the arrangement under the FCL and reaffirmed Colombia’s qualification to access FCL resources.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP was, 34.6% in 2013, 38.7% in 2014, 43.1% in 2015, 43.2% in 2016 and 44.9% in 2017. For the year ended December 31, 2018, the ratio of total net non-financial public sector debt to GDP increased to 47.1%, mainly due to the increase in the amount of debt of the Central Government. As of June 2019, the ratio of total net non-financial public sector-debt to GDP was 50.8%.

Public Sector Internal Debt

As of December 31, 2019, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 298.2 trillion, compared to Ps. 282.9 trillion as of December 31, 2018.

The following table shows the direct internal funded debt of the Central Government as of December 31, 2019 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

	At December 31, 2019
Treasury Bonds	Ps.	298,196,094
Treasury Bonds (short term)		14,190,999
Pension Bonds		8,580,269
Peace Bonds		966
Constant Value Bonds		1,328,057
Others(1)		383,633
Security Bonds		2
Treasury notes		18,527,184
Total	Ps.	341,207,203

Total may differ due to rounding. (1) Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 62.6 billion as of December 31, 2019.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of November 30, 2018		As of November 30, 2019
Central Government	U.S. $	49,748	U.S. $	50,936
Public Entities(2)
Guaranteed		1,953		2,005
Non-Guaranteed		20,108		18,527

Total External Funded Debt	U.S. $	71,809	U.S. $	71,415

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of November 30, 2018 and November 30, 2019, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of November 30, 2018		As of November 30, 2019
	(in millions of U.S. dollars)
Multilaterals	U.S. $	20,800	U.S. $	21,732
IDB		8,763		9,378
World Bank		10,102		10,433
Others		1,936		1,921
Commercial Banks		4,173		3,845
Export Credit Institutions		3,130		3,044
Bonds		41,256		40,505
Foreign Governments		2,448		2,286
Suppliers		2		2

Total	U.S. $	71,809	U.S. $	71,415

Total may differ due to rounding.

(1)

Provisional, subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of November 30, 2018 and November 30, 2019, respectively.

Source: Debt Registry Office Ministry of Finance.

On January 28, 2014, Colombia issued U.S. $2,000,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044.

On October 28, 2014, Colombia issued U.S. $500,000,000 aggregate principal amount of its 4.000% Global Bonds due 2024 and U.S. $500,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044 in a reopening of each such series.

On January 28, 2015, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045.

On March 26, 2015, Colombia issued U.S. $1,000,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045 in a reopening of such series.

As of May 31, 2015, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled U.S. $513 million.

On September 21, 2015, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2026.

On March 22, 2016, Colombia issued €1,350,000,000 aggregate principal amount of its 3.875% Global Bonds due 2026.

On January 25, 2017, Colombia issued U.S. $1,000,000,000 aggregate principal amount of its 3.875% Global Bonds due 2027 and U.S. $1,500,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045.

On August 9, 2017, Colombia issued U.S. $1,400,000,000 aggregate principal amount of its 3.875% Global Bonds due 2027.

On October 12, 2018, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2029 (the “2029 Bonds”) and U.S. $500,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045. The proceeds of the 2029 Bonds were used in part for payment of Colombia’s offer to purchase U.S. $1,000,000,000 of its 7.375% Global Bonds due 2019.

On January 28, 2019, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 5.200% Global Bonds due 2049 and U.S. $500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2029.